SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN

REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒	Merger
☐	Liquidation
☐	Abandonment of Registration
☐	Election of status as a Business Development Company

On May 25, 2012, each series of Eclipse Funds merged into a corresponding “shell” series of MainStay Funds Trust, a Delaware statutory trust (the “Reorganizations”). These Reorganizations were subject to shareholder approval.

2.	Name of fund: Eclipse Funds (“Applicant”)

3.	Securities and Exchange Commission File No.: 811-04847

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial ☐ Application Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

51 Madison Avenue, New York, NY 10010

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

J. Kevin Gao, Esq.

Eclipse Funds

169 Lackawanna Avenue

Parsippany, NJ 07054

Telephone: 973-394-4450

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, ..31a-2]:

All Series

New York Life Investment Management LLC

169 Lackawanna Avenue

Parsippany, NJ 07054

(973) 394-3000

State Street Bank & Trust Company

1 Lincoln Street

Boston, MA 02111-2900

(617) 786-3000

NYLIFE Distributors LLC

169 Lackawanna Avenue

Parsippany, New Jersey 07054

(973) 394-3000

NYLIM Service Company LLC

169 Lackawanna Avenue

Parsippany, New Jersey 07054

(973) 394-3000

Only MainStay U.S. Small Cap Fund

Epoch Investment Partners, Inc.

640 Fifth Avenue

New York, NY 10019

Only MainStay Balanced Fund

Cornerstone Capital Management Holdings LLC

1180 Avenue of the Americas

New York, NY 10036

8.	Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open- end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

New York Life Investment Management LLC

51 Madison Avenue

New York, New York 10010

Subadviser:

Subadviser for MainStay U.S. Small Cap

Epoch Investment Partners, Inc.

640 Fifth Avenue

New York, NY 10019

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Subadviser for MainStay Balanced Fund

Cornerstone Capital Management Holdings LLC

1180 Avenue of the Americas

New York, NY 10036

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

NYLIFE Distributors LLC

169 Lackawanna Avenue

Parsippany, NJ 07054

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A
(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes ☐ No

If Yes, state the date on which the board vote took place: December 14, 2011

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes ☐ No

If Yes, state the date on which the shareholder vote took place: May 21, 2012

If No, explain:

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On May 25, 2012, in connection with the Reorganizations, shareholders of each series of Eclipse Funds received shares of the corresponding "shell" series of the MainStay Funds Trust.

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(b)	Were the distributions made on the basis of net assets?

☒	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only: N/A

Were any distributions to shareholders made in kind?

☐	Yes ☐ No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

☐	Yes ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

N/A

(b)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes ☒ No

If Yes,

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(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A

(b)	Why has the fund retained the remaining assets? N/A

(c)	Will the remaining assets be invested in securities? N/A

☐	Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

i.	Legal expenses: $55,693
ii.	Accounting expenses: $5,000
iii.	Other expenses (list and identify separately):

Registration: $53,545

Custody: $0

Printing: $16,369

Edgar: $11,723

Mailing: $0

Total: $81,637

(iv)	Total expenses (sum of lines (i)-(iii) above): $142,330

(b)	How were those expenses allocated?

The expenses associated with the Reorganizations were shared by each series of the Applicant based upon net assets at the time the expense occurred.

(c)	Who paid the expenses?

As described above, the series of the Applicant bore all costs incurred in connection with the Reorganizations.

(d)	How did the fund pay for unamortized expenses (if any)?

Any unamortized expenses were carried forward with respect to each series of the Applicant to the respective corresponding shell series of MainStay Funds Trust into which each series was reorganized.

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23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities: N/A

VI. Mergers Only:

26.	(a) State the name of the fund surviving the Merger:

Each series of the Applicant was reorganized with and into a corresponding shell series of MainStay Funds Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22321

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

See attached.

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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Eclipse Funds (the “Applicant”), (ii) he is the President of the Applicant, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date: February 8, 2013

By: /s/ Stephen P. Fisher

Stephen P. Fisher

President, Eclipse Funds

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Exhibit List

26 (d) Agreement and Plan of Reorganization.

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